Konnected Inc.

ANNUAL REPORT

1300 N Semoran Blvd Ste 100
Orlando, FL 32807
4072863138
https://konnected.io

This Annual Report is dated April 22, 2026.

BUSINESS

Konnected creates and sells innovative IoT devices that connect older wired technology to the smart home. The Company's flagship product, the Konnected Alarm Panel, allows do-it-yourselfers and professionals to retrofit a traditional wired security system and convert it to a smart home connected monitoring and control system. The product is unique in the market of smart alarm systems in that it works universally by connecting to traditional wired sensors commonly found in residential and commercial buildings. Konnected's products are designed to be open and inter-operational with a wide range of consumer- and professional-grade home automation platforms, including SmartThings (by Samsung), Amazon's Alexa, the open-source Home Assistant platform, Control4, and Josh.ai.

The Company's current product line includes:

- **Konnected Alarm Panel Pro** — the Company's flagship and best-selling alarm integration platform, designed for professional installers and advanced DIY users. Supports up to 12 zones plus power output, integrates natively with leading smart home platforms, and is the highest-margin product in the portfolio.
- **GDO blaQ & GDO White** — two smart garage door opener controllers that integrates existing garage door hardware with leading home automation platforms.
- **Alarm Panel 3** — a ground-up redesign of the Company's core alarm integration platform, currently in development and targeted for launch in 2026.
- Supporting accessories, including plug-in power supplies, add-on modules, and sensor accessories.

Since launching on Kickstarter in 2017, Konnected has achieved over $7 million in cumulative revenue. Remaining focused and efficient with 3 employees, the Company has served a large and growing community of customers globally across direct-to-consumer and professional channels.

The majority of Konnected's revenue is derived from direct-to-consumer sales of its IoT alarm panel hardware and accessories through its own website and Amazon marketplace. A B2B channel serving professional smart home integrators is an established and important segment of the business, contributing recurring orders and higher average order values.

The company holds a registered trademark in the United States for the Konnected logo.

Konnected Inc. is a C-Corporation incorporated in the State of Wyoming on September 11, 2017, with headquarters in Orlando, FL. The Company is registered as a foreign corporation in Florida under the assumed name "Konnected Smart Home, Inc."

Previous Offerings

Employee/Contractor exercised stock options
Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $1,533.28
Number of Securities Sold: 19,166
Use of proceeds: General operating account
Date: August 05, 2021
Offering exemption relied upon: Rule 701

2022 REG CF
Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $1,045,779.53
Number of Securities Sold: 761,729
Use of proceeds: Product development, sales and marketing, general operating account
Date: April 26, 2022 (closing date)
Offering exemption relied upon: Section 4(a)(6) (Regulation Crowdfunding)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Operating Results - 2025 Compared to 2024

YEAR ENDED DECEMBER 31, 2025 COMPARED TO YEAR ENDED DECEMBER 31, 2024

Konnected Inc.'s results for the year ended December 31, 2025, reflect a return to profitability and meaningful operational improvement across all key financial metrics. After investing heavily in sales and marketing infrastructure in 2022–2024, the Company recalibrated its go-to-market strategy in 2025 — reducing discretionary spend, consolidating its product line, and leveraging AI-assisted tools across marketing and operations. The results validate that approach: revenue grew while costs fell, and margins expanded significantly.

Revenue

Net revenue for the year ended December 31, 2025, increased by $126,515, or approximately 11.0%, to $1,280,483 compared to $1,153,968 in 2024. The growth was driven by continued demand for Konnected's core alarm panel products, increased integrator orders for the GDO blaQ garage door controller following new integrations with Control4 and Josh.ai, and expansion of the Company's Amazon channel in the United States and internationally. Notably, this revenue growth was achieved without a major new product launch and with significantly reduced sales and marketing investment, reflecting improved brand recognition and organic channel momentum.

Cost of Goods Sold (COGS)

Total cost of goods sold decreased to $694,766 in 2025 from $704,376 in 2024, a decline of $9,610 despite higher revenue. This improvement reflects favorable product mix, improved sourcing practices, and more efficient fulfillment operations. The Company faced meaningful headwinds from import tariff increases in 2025 on overseas-sourced components; management offset this pressure through supplier negotiations, tighter purchasing disciplines, and product mix optimization. The combination of higher revenue and lower absolute COGS produced a significant improvement in gross profitability.

Gross Profit

Gross profit increased by $136,125, or approximately 30.4%, to $585,717 in 2025 from $449,592 in 2024. Gross margin as a percentage of revenue improved from 39.0% in 2024 to 45.7% in 2025, a 630 basis point

expansion. This improvement demonstrates that the Company's structural cost improvements — particularly in sourcing and fulfillment — are durable and compound on incremental revenue growth.

Operating Expenses

Total operating expenses for the year ended December 31, 2025, decreased significantly compared to the prior year. Key components of operating expenses were:

  * **General and Administrative (G\&A):** G\&A expenses declined year-over-year as the Company eliminated non-essential vendor relationships and brought more marketing and operational activities in-house, leveraging AI-powered tools for content, creative, and campaign execution. Rent expense reflects the Company's new office lease at Baldwin East, Suite 100, Orlando, FL, which commenced July 1, 2025.
  * **Wages and Salaries:** Wages and salaries totaled $235,870 in 2025 (excluding non-cash share-based compensation), compared to $307,623 in 2024. The decrease was driven by the elimination of the dedicated partner sales role in 2025, as the partner channel had not yet scaled sufficiently to justify dedicated headcount. The Company ended 2025 with 3 employees.
  * **Sales and Marketing:** Sales and marketing expenses decreased to $43,557 in 2025 from $61,682 in 2024, a reduction of approximately 29%, as the Company pulled back substantially on paid advertising and shifted toward in-house, AI-assisted marketing execution. Despite the reduction in spend, revenue grew — reinforcing the Company's view that AI-assisted marketing represents a durable efficiency advantage.
  * **Research and Development (R\&D):** R\&D expenses decreased to $21,293 in 2025 from $35,718 in 2024. The reduction reflects lower external contractor spend and the consolidation of legacy product lines. Internal engineering resources remained focused on platform maintenance, integrations, and development of the Alarm Panel 3, which is expected to launch in 2026.

Non-Cash Share-Based Compensation

During 2025, the Company recorded $35,000 in non-cash share-based compensation expense related to outstanding stock option grants. This is a non-cash charge that does not affect operating cash flows.

Net Income

Net income for the year ended December 31, 2025, before non-cash share-based compensation, was $36,464, compared to a net loss of $220,821 in 2024 — a swing of more than $257,000 to the bottom line. After the $35,000 non-cash share-based compensation charge, GAAP net income was $1,500. This marks the Company's first profitable year since its Regulation CF raise in 2022 and reflects the cumulative effect of disciplined cost reduction, margin improvement, and top-line growth.

Interest expense of $1,936 in 2025 represents a fee for a Shopify Capital loan that was opened and fully repaid in 2025. The Company recorded an unrealized loss on cryptocurrency holdings of $1,409 in 2025, which is included in other income/(loss).

Liquidity and Capital Resources

As of December 31, 2025, Konnected had cash and cash equivalents of $219,108, compared to $244,052 at the end of 2024. The net decrease in cash of approximately $24,944 reflects the use of the Company's 2025 operating surplus to pay down working capital obligations rather than accumulate cash: accounts payable decreased by $60,923 and credit card balances decreased by $17,077 during the year, reflecting deliberate balance sheet repair.

Net cash used in operating activities for 2025 was approximately $(22,325), as working capital paydowns exceeded the cash generated from operations. The Company believes the balance sheet is meaningfully stronger entering 2026 than it was entering 2025, with total liabilities having fallen 38.7% from $209,359 to $128,447.

During 2025, the Company recorded $35,000 in non-cash share-based compensation, recognized a right-of-use asset and corresponding lease liability of $76,400 upon commencement of its new office lease, and fully derecognized the prior lease's right-of-use asset and liability upon its termination on June 30, 2025.

Going Concern

The Company returned to profitability in 2025, a meaningful improvement from the operating losses incurred in 2023 and 2024. The strengthened balance sheet — including reduced liabilities, a healthy cash balance, and the elimination of significant accounts payable obligations — reflects continued progress toward financial sustainability. While management views these developments as positive indicators, the Company's revenue base is still growing, its team remains lean, and it continues to invest in product development for future growth. Accordingly, management continues to monitor liquidity conditions and the Company's ability to fund its operations and planned product launches without additional capital. These factors, in the aggregate, continue to represent conditions that could raise doubt about the Company's ability to continue as a going concern if circumstances were to deteriorate materially.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 219108.

Debt

Aside from credit cards and purchasing cards that are typically paid off monthly, he Company does not have any outstanding debt. Three Simple Agreements for Future Equity (SAFEs) were issued to early-stage supporters in

October 2017 for an aggregate stated amount of $96,500. These instruments bear no interest and have no maturity date. See "Our Securities — SAFE Notes" below for additional detail.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Our directors and executive officers as of the date hereof, are as follows:

  * **Name**: Nathaniel Jason Clark
  * **Primary Role**: Nathaniel Jason Clark's current primary role is with the Issuer.
  * **Positions and Offices**: Founder & CEO, Director.
  * **Dates of Service**: September 2017 – Present.
  * **Responsibilities**: Principal inventor, owner, and operator-manager.
  * **Current Compensation**: $168,000 annual salary.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of Class: Class B Common Stock
Stockholder Name: Nathaniel Jason Clark
Amount and Nature of Beneficial Ownership: 3,930,100
Percent of Class: 81.4%

RELATED PARTY TRANSACTIONS

Name of Entity: Nathaniel Jason Clark
Relationship to Company: Director
Nature / Amount of Interest: As of December 31, 2025, and 2024, the Company has an outstanding cash loan due from the company's CEO, Nathaniel Clark, in the total amount of $813 and $1,316, respectively.

OUR SECURITIES

Common Stock Class A and Class B

  * **Class A**: The Company is authorized to issue 5,600,000 shares of Common Stock Class A ($0.00001 par value). As of December 31, 2025, and 2024, 896,978 shares were issued and outstanding.
  * **Class B**: The Company is authorized to issue 4,000,000 shares of Common Stock Class B ($0.00001 par value). As of December 31, 2025, and 2024, 3,930,100 shares were issued and outstanding.

Preferred Stock

  * Authorized to issue 400,000 shares ($0.00001 par value).
  * Preferred stockholders rank above common stockholders in the event of liquidation.
  * As of December 31, 2025, and December 31, 2024, no Preferred Shares have been issued or are outstanding.

Rights by Class

  * **Voting Rights**: Class A typically carries one vote per share; Class B often has limited or no voting rights; Preferred stock usually has no voting rights unless specified for certain circumstances.
  * **Liquidity Rights**: Class A and B generally have the same liquidity rights subject to bylaws; Preferred stockholders may have priority in receiving payment during liquidation events.
  * **Dividend Rights**: Common stockholders are entitled to dividends if declared by the board but are subordinate to preferred stockholders, who often have a fixed dividend rate and priority.

SAFE Notes

In October 2017, the Company issued three Simple Agreements for Future Equity (SAFEs) to early-stage supporters in exchange for services rendered in connection with founding the Company. The aggregate stated purchase amount of the three SAFEs is $96,500. No cash was received by the Company in connection with the issuance of these instruments.

The SAFEs bear no interest and have no maturity date. They will convert into shares of the Company's preferred stock (or, in the event of a liquidity or dissolution event, entitle the holders to a payment) only upon the occurrence of a triggering event, as follows:

  * **Equity Financing**: Upon a sale of preferred stock in a transaction or series of related transactions resulting in aggregate proceeds to the Company of at least $250,000, each SAFE will automatically convert into shares of the preferred stock sold in such financing, at the lower of (i) the price per share paid by investors in such financing multiplied by the applicable discount rate, or (ii) the valuation cap price.
  * **Liquidity Event**: Upon a Change of Control or an IPO, each SAFE holder may elect to receive either a cash payment equal to the purchase amount or conversion into common stock at the valuation cap price.

* **Dissolution Event**: Upon a dissolution or winding up of the Company, SAFE holders are entitled to receive the purchase amount, if and to the extent assets are available, before any distribution to common stockholders.

The key economic terms applicable to all three SAFEs are:

* **Amount outstanding**: $96,500 (aggregate stated purchase amount)
* **Interest Rate**: 0.0% (SAFEs do not bear interest)
* **Maturity Date**: None
* **Discount Rate**: 33.3% (i.e., SAFE holders pay 66.7% of the round price)
* **Valuation Cap**: $3,000,000
* **Minimum Equity Financing Conversion Trigger**: $250,000

As of December 31, 2025, no conversion event has occurred and the SAFEs remain outstanding. One of the three SAFE holders are related parties of the Company.

What it means to be a minority holder

As a minority holder of Class A Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
    If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the smart home security industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although it is not certain that credit will be available on favorable terms, if we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in development and might never reach market
While our main products have been on the market for several years, some of our products are still in development. It is possible that these products may never be offered on the market. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
While our IoT products are already in production and operational in tens of thousands of homes and businesses throughout the world, we're continuously refining and developing new products and improvements on existing products. Delays or cost overruns in the development and refinement of our IoT products and services and

failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, supply-chain constraints, changes to design, regulatory hurdles, and third-party integration partners. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Class A Common Stock that an investor is buying has voting rights attached to them. However, you have granted your vote by proxy to the CEO. Even if you were to receive control of your voting rights, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the

cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on outside government regulation such as the FCC (Federal Communications Commission), CPSC (Consumer Product Safety Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet and IoT based business, we may be vulnerable to hackers who may access or disrupt our platform and/or devices. Further, any significant disruption in Konnected's service or vulnerabilities found in its products

or computer systems could reduce the attractiveness of the products/platform and result in a loss of customers interested in using our products/platform. Further, we rely on a third-party technology provider to provide some of our cloud technology. Any disruptions of services or cyber-attacks either on our technology provider or on Konnected could harm our reputation and materially negatively impact our financial condition and business.

Third-party integrations and platforms may change or fail causing our products to work differently or not at all.
Our IoT products are designed to work with a multitude of third party platforms, which are not controlled or influenced by us. Any of our third party platform integrations may change, fail, shut down, restrict access, or otherwise degrade at any time and not necessarily with notice, resulting in our products working differently or not at all.

Our products are dependent on other 3rd-party products
The nature of our products are that they are most often used in conjunction with other 3rd-party products, such as physical sensors, as well as software platforms/products such as home automation hubs and controllers. Factors outside of our control could change the way our products work with other products, and could potentially reduce the functionality and utility of our product, making it less marketable.

We may be a target of criticism from incumbent industries
Our products are disruptive of a long-established industry, and some participants in that incumbent industry may seek to criticize or downplay our product's capabilities and may attempt to tarnish the company's brand.

We are subject to supply-chain shortages and delays
Our products require hundreds of electronic components that must be sourced from worldwide distributors and vendors. Supply shortages could delay, reduce, or eliminate our ability to produce enough product to meet customer demand, and may also drive up costs. Supply issues in the semiconductor and microchip industries, as well as broader global supply chain disruptions and tariff policy changes, can affect our ability to source materials at acceptable costs and on acceptable timelines, putting our ability to meet demand and protect margins at risk.

Company founder is critical to the company's performance
The Company's founder, Nate Clark, is critical to the company's performance, and an adverse event that removed, diminished, or incapacitated this individual will likely have a negative impact on your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Konnected Inc.

By /s/ *Nathaniel Jason Clark*

Title: Principal Executive Officer and Director

By /s/ *Nathaniel Jason Clark*

Name: Nathaniel Jason Clark
Title: Principal Executive Officer and Director

By /s/ *Nathaniel Jason Clark*

Name: Nathaniel Jason Clark
Title: Principal Financial Officer

Exhibit A
FINANCIAL STATEMENTS



KONNECTED INC.

Financial Statements
Year Ended December 31, 2025 and 2024
(Unaudited)

LETTER FROM THE CEO

To our shareholders,

2025 was a year of deliberate reset and meaningful progress for Konnected.

Following our 2022 StartEngine raise, we invested heavily in sales and marketing — hiring dedicated channel sales leadership, expanding paid advertising, and building the infrastructure to grow faster. In 2023 and 2024 those investments required more capital than they produced. Looking back honestly, the strategy was right in spirit but ahead of where the market and our team were positioned to execute profitably. We spent more than we should have on channels that weren't yet generating sufficient return.

In 2025, we corrected course.

Returning to break-even. Net income for the year ended December 31, 2025 was **$1,500**, compared to a net loss of **$(220,821)** in 2024 — a swing of more than **$222,000** to the bottom line. This is the first profitable year since our crowdfunding raise, and it reflects intentional decisions made at every level of the business.

Revenue growth on a leaner foundation. Revenue grew to **$1,280,483**, up **10.1%** year-over-year — and notably, this growth came without a major new product launch and with significantly reduced sales and marketing spend. We achieved it by leaning into what was already working: our core product line, our direct and Amazon channels, and an increasingly engaged community of professional integrators. The fact that revenue grew while we pulled back on spend tells us our earlier investments did build brand and channel momentum — just more gradually than we'd anticipated.

Margin expansion. Gross margin improved from 39.4% to **45.7%** — a 630 basis point expansion — driven by a better product mix, improved sourcing, and more efficient fulfillment. On 10% more revenue, we produced 27.8% more gross profit. This improvement is particularly noteworthy given the headwinds we faced: tariff increases in 2025 had a meaningful impact on our cost of goods, as a significant portion of our materials are sourced from overseas. We offset that pressure through tighter purchasing practices, supplier negotiations, and product mix optimization. As the tariff environment stabilizes, we expect those structural improvements to continue compounding — meaning margin expansion has further room to run.

Leaner, smarter operations. Total operating expenses fell **21.2%**, from $694,455 to $547,844. The largest driver was a deliberate restructuring of our go-to-market approach. We eliminated our dedicated partner sales role — not a reflection of individual performance, but a recognition that the partner channel had not yet scaled to a point that justified dedicated headcount. We also pulled back substantially on paid advertising and brought more marketing activities in-house, leveraging AI-powered tools for content, creative, and campaign execution. The result: marketing costs dropped, and sales did not. That outcome reinforced our conviction that AI-assisted operations represent a genuine and durable efficiency advantage for a company our size.

A stronger balance sheet. We used 2025's operating surplus to pay down **$61,000** in accounts payable and **$36,000** on our primary credit facility. Total liabilities fell **38.7%**, from $209,359 to $128,447. Total stockholders' equity improved **9.5%** to $418,535. We closed the year with **$219,108** in cash — structurally healthier and better positioned heading into 2026 than we were heading into 2025.

Product and platform milestones. While 2025 was not a year of headline product launches, we made meaningful progress across the platform. Our **GDO blaQ** garage door controller continued to gain traction, and we launched tight integrations with leading smart home platforms including **Control4** and **Josh.ai** — driving a noticeable increase in integrator orders and repeat purchases. We also advanced our **Matter** integration, reaching several key milestones while acknowledging that some aspects of Matter compatibility remain a work in progress across the industry. On the product line side, we retired the legacy 6-zone Alarm Panel and consolidated around our **Alarm Panel Pro** — our most capable, best-selling, and highest-margin product — simplifying our catalog and improving the customer experience.

In parallel, our engineering team has been heads-down on what we believe will be our most significant product launch in years: the **Alarm Panel 3**. This is a ground-up redesign of our flagship alarm integration platform, built on the lessons of everything that came before it, and targeted for launch in 2026. We're proud of what we're building and look forward to sharing it with you.

Looking ahead. We are entering 2026 in the best operational shape we've been in since our founding. Our focus is clear: deliver innovative products, expand our ecosystem of integrations, grow our presence in international markets and on Amazon, and continue to operate with the discipline that returned us to profitability in 2025.

We are also accelerating our investment in AI and automation — not as a technology trend to follow, but as a core operational strategy. The efficiency gains we've realized in marketing are being extended across engineering, customer support, and internal operations. We believe this positions us to scale our capabilities and our business without a commensurate increase in costs.

The path from here is not without challenges. The smart home market remains competitive, our revenue base is still growing, and we are operating with a lean team. But the fundamentals are moving in the right direction, and the product roadmap ahead is the strongest it has ever been.

To our 686 shareholders: thank you for your patience and your belief in what we're building. The work you made possible is coming into focus.

Sincerely,

Nate Clark
Founder & CEO
Konnected Inc.

April 22, 2026

Index to Financial Statements

CEO'S CERTIFICATION

I, Nathaniel Jason Clark, the Chief Executive Officer (CEO) of Konnected Inc., hereby certify that the financial statements of Konnected Inc. and notes thereto for the periods ending December 31, 2024 and December 31, 2025 included in this Form C Annual Report are true and complete in all material respects, and fairly present the operations and financial condition of the company.

Konnected filed its 2025 federal income tax return (Form 1120) on April 10, 2026. The amount reported as taxable income was $(70,185) (a taxable loss). No federal income tax payment was required. The 2025 federal return was self-prepared on the cash method of accounting; the accompanying financial statements are prepared on the accrual basis in accordance with U.S. GAAP, and these differences account for reconciling items between Form 1120 Schedule M-1 book income and GAAP net income.

Konnected filed its 2024 federal income tax return (Form 1120) on April 10, 2025. The 2024 return reported a taxable loss, and no federal income tax payment was required.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of this 22nd day of April 2026.

_____ (Signature)

___CEO and President___ (Title)

___2026 / 04 / 22___ (Date)

BALANCE SHEET

As of December 31, (USD $ in Dollars)	2025	2024
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 219,108	$ 244,052
Accounts receivable—net	24,441	5,653
Inventories	260,041	302,004
Due from related parties	813	1,316
Prepaids and other current assets	35,967	27,688
Total current assets	**540,370**	**580,713**
Property and equipment, net	4,363	6,723
Operating lease right-of-use asset	56,750	30,240
Security deposit	2,250	2,250
Total assets	**$ 603,733**	**$ 619,926**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 49,362	$ 110,285
Credit Card	60,436	77,512
Line of credit / merchant loan	0	279
Operating lease liability, current portion	25,000	28,329
Other current liabilities	18,649	22,823
Total current liabilities	**153,447**	**239,228**
Simple Agreement for Future Equity (SAFE)	137,588	137,588
Operating lease liability, net of current portion	35,000	1,911
Long term debt less current maturities	0	0
Total liabilities	**326,035**	**378,727**
STOCKHOLDERS EQUITY		
Common Stock Class A (par)	9	9
Common Stock Class B (par)	39	39
Additional Paid-in Capital	1,173,901	1,138,901
Equity issuance cost	(75,964)	(75,964)
Retained earnings/(Accumulated Deficit)	(820,287)	(821,787)
Total stockholders' equity	**277,698**	**241,198**
Total liabilities and stockholders' equity	**$ 603,733**	**$ 619,926**

INCOME STATEMENT

For Fiscal Year Ended December 31, (USD $ in Dollars)	2025	2024
Net revenue	$ 1,280,483	$ 1,153,968
Cost of goods sold	471,531	512,989
Other cost of sales	223,235	191,387
Gross profit	**585,717**	**449,592**
Operating expenses		
General and administrative	232,605	327,000
Wages and salaries	281,538	307,623
Sales and marketing	43,557	46,637
Fundraising	-	-
Research and development	21,293	35,718
Total operating expenses	**578,993**	**716,978**
Operating income/(loss)	**6,724**	**(267,386)**
Interest expense	1,936	-
Other Loss/(Income)	3,288	(14,932)
Income/(Loss) before provision for income taxes	**1,500**	**(252,454)**
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ 1,500**	**$ (252,454)**

STATEMENT OF CASH FLOWS

For Fiscal Year Ended December 31, (USD $ in Dollars)	2025	2024
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	**$ 1,500**	**$ (252,454)**
Adjustments to reconcile net income to net cash:		
Depreciation of property and equipment	2,357	3,719
Share-based compensation	35,000	40,183
Amortization of operating lease right-of-use asset	25,000	-
Loss on disposal of property and equipment	140	-
Unrealized loss/(gain) on cryptocurrency	1,372	-
Changes in operating assets and liabilities:		
Accounts receivable	(18,788)	13,244
Inventory	41,963	2,100
Prepaid expenses and other current assets	(8,279)	4,190
Due from/(to) related parties	503	(988)
Accounts payable	(60,923)	54,959
Credit cards	(17,076)	28,102
Other current liabilities	(4,174)	(8,614)
Operating lease liability (principal reduction)	(23,123)	-
Net cash provided/(used) by operating activities	**(24,528)**	**$ (115,558)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(137)	(1,801)
Proceeds from sale/disposal of property and equipment	-	-
Net cash provided/(used) by investing activities	**(137)**	**$ (1,801)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Shopify Capital loan	44,000	-
Proceeds from equity transactions	-	5,520
Repayments of Shopify Capital loan	(44,000)	-
Samsung line of credit, net	(279)	210
Net cash provided/(used) by financing activities	**(279)**	**$ 5,730**
Net change in cash and cash equivalents	**(24,944)**	**$ (111,629)**
Cash — beginning of year	**244,052**	**355,681**
Cash — end of year	**$ 219,108**	**$ 244,052**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(USD $ in Dollars)	Common Stock Class A Amount (Par)		Common Stock Class B Amount (Par)		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance — December 31, 2023 (Setapart basis)	**896,978**	**$ 9**	**3,930,100**	**$ 39**	**$ 1,022,754**	**$ (569,333)**	**$ 453,469**
Share-Based Compensation (2024)					40,183		40,183
Net Loss (2024)						(252,454)	(252,454)
Balance — December 31, 2024	**896,978**	**$ 9**	**3,930,100**	**$ 39**	**$ 1,062,937**	**$ (821,787)**	**$ 241,198**
Share-Based Compensation (2025)					35,000		35,000
Net Income (2025)						1,500	1,500
Balance — December 31, 2025	**896,978**	**$ 9**	**3,930,100**	**$ 39**	**$ 1,097,937**	**$ (820,287)**	**$ 277,698**

NOTE: The 2024 comparative column in these financial statements has been conformed to the closing balances reported in the Company's 2024 CPA-reviewed financial statements (Setapart FS) filed as the 2024 Form C-AR. Opening balances at January 1, 2025 reflect those Setapart-reviewed closing balances, including the adoption of ASC 842 operating lease accounting and ASC 480 classification of Simple Agreements for Future Equity (SAFEs).

NOTES TO FINANCIAL STATEMENTS

1.   Nature of Operations

Konnected Inc. was incorporated on September 11, 2017, in the State of Wyoming. The financial statements of Konnected Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company is registered to do business in the State of Florida under the name "Konnected Smart Home, Inc.", and Konnected Smart Home, Inc. is the foreign-qualification name used for Florida filings (leases, sales tax, vendor contracts, etc.). Konnected Smart Home, Inc. and Konnected Inc. are the same reporting entity for all federal, SEC, and accounting purposes.

Konnected develops IoT (Internet-of-Things) products that integrate wired sensors and sirens to certain smart home platforms. Our products and services allow homeowners to convert or connect their home's existing wired alarm system into a smart home connected alarm system with remote monitoring and control and other home and commercial automation use cases. In 2023 Konnected introduced it's first Smart Garage Door Opener product, which enables smart home control over a traditional garage door opener.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, money-market funds, multi-currency accounts (including Wise), and cryptocurrency held. The Company's cash is deposited in demand accounts and money-market funds at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts at times may exceed federally insured limits. During 2025, the Company opened Wise multi-currency accounts for international cash management and wound down its PayPal foreign-currency wallets as those balances were drawn to zero. As of December 31, 2025, the Company held cash and cash equivalents of $219,108 (2024: $244,052), distributed among Chase business checking, Brex business checking, Coinbase (cryptocurrency), and Wise multi-currency accounts.

Cryptocurrency

The company accepts some cryptocurrencies as a form of payment from customers and holds cryptocurrency in a cryptocurrency wallet secured by a seed phrase in the company's possession. The value of cryptocurrency held is stated on the balance sheet in U.S. dollars and valued based on the current USD price stated by Coinbase at the end of the fiscal period.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2023, and 2022, the Company determined that no reserve was necessary.

Inventories

For the years ending December 31, 2025 and December 31, 2024, inventories are valued at cost. Costs related to finished goods are determined using a moving average cost method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred, and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal, and the resulting gain or loss is credited or charged to earnings.

Where allowed under IRC Section 179, the company may depreciate the full value of equipment in the year purchased, and this depreciation is recorded on the financial statements. In all other cases, depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer equipment	5 years
Furnitures and fixtures	5-7 years
Vehicles	5 years

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2025, and 2024.

Income Taxes

These financial statements are prepared on an accrual basis, but the Company uses the cash method of accounting for federal income tax reporting purposes.

Konnected Inc. is taxed as a C-corporation since 2022, and prior to that an S-corporation. The Company has filed tax returns from inception through 2025 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

The Company has filed federal income tax returns for the 2025 tax year on April 10, 2026. The amount reported as Taxable Income for 2025 was $(70,185). No tax is owed and no payment is required (2025 Form 1120, U.S. Corporation Income Tax Return). Comparative: taxable income reported for 2024 was $(274,103); no tax was owed or paid.

Other accounting differences for income tax purposes:

1. Research and development costs are amortized per IRC Section 174
2. Stock-based compensation is not considered
3. Fixed asset depreciation may be calculated using different formulae

The Company is also required to file, and has filed for the 2024 and 2025 tax years, franchise tax returns in the states of Florida and Texas.

As of December 31, 2025, the Company had federal net operating loss (NOL) carryforwards of approximately $727,417 ($657,232 at December 31, 2024, plus the 2025 federal taxable loss of $70,185). NOLs generated in tax years beginning after December 31, 2017 carry forward indefinitely and are subject to an 80% of taxable income annual utilization limitation under the Tax Cuts and Jobs Act. No deferred tax asset has been recognized in these financial statements because realization of the NOL carryforward is not considered more likely than not under ASC 740.

Concentration of Credit Risk

The Company maintains its cash in several major financial institutions located in the United States of America which it believes to be creditworthy. Some balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1. Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2. Identification of performance obligations in the contract: performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer

> either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3. Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income is principally comprised of revenues earned by the Company as part of the proceeds from sales of our product.

Cost of Sales

Costs of goods sold includes the landed cost of materials and inputs used and labor costs incurred via our contract manufacturer(s).

Other costs of sales include postage and shipping fees, packaging, and shipping supplies, credit card processing fees, and 3rd party marketplace (Amazon) fees that are directly attributable to the sale, storage, and fulfillment of goods.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $43,557 and $44,492 respectively, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred as stated on these financial statements.

Changes to IRC Section 174 effective in 2022 required capitalization and amortization of research and experimental (R&E) expenditures for income tax purposes. For 2025 the Company adopted IRC Section 174A (enacted by the One Big Beautiful Bill Act), which restores immediate expensing of domestic R&E expenditures effective January 1, 2025. The Company's aggregate qualified research expenditures for 2025 totaled $67,587 (wages $55,277, domestic contract research $10,544, foreign contract research $1,766), as reported on Form 6765 Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 20, 2025, which is the date the financial statements were issued.

3.   Inventory

Inventory consists of the following items:

As of December 31,	2025	2024
Raw materials	44,346	48,265
Work in progress / On order	103,021	109,771
Finished goods	112,674	143,968
Total Inventories	$ 260,041	$ 302,004

4.   Details of Certain Assets & Liabilities

Account receivables consist primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of December 31,	2025	2024
Prepayments	20,927	21,264
Amazon Reserve Account	14,286	5,670
Canada CBSA Bond	754	754
Total Prepaids and Other Current Assets	$ 35,967	$ 27,688

Other current liabilities consist of the following items:

	2025	2024
Gift card liability	3,432	3,415
US Sales / State tax payable	4,800	4,058
Canada GST/HST/PST/QST Liability	6,200	9,173
Czech Republic VAT Liability	100	62
UK VAT Liability	2,300	1,579
EU VAT Liability (credit)	(1,100)	500
Retirement Contribution Liability	(254)	(360)
Samsung Line of Credit	120	120
Other accruals	3,051	4,276
Total Other Current Liabilities	**$ 18,649**	**$ 22,823**

5.   Property and Equipment

As of December 31, 2025, and December 31, 2024, property and equipment consist of the items set forth in the table above.

As of December 31,	2025	2024
Computer and office equipment	$ 19,340	$ 23,113
Furniture and fixtures	6,247	6,247
Vehicles	-	-
Property and Equipment, at Cost	**25,587**	**29,360**
Less: Accumulated depreciation	(21,224)	(22,637)
Property and Equipment, Net	**$ 4,363**	**$ 6,723**

Depreciation expense for property and equipment for the fiscal years ended December 31, 2025, and December 31, 2024 was $2,357 and $3,240, respectively.

6.   Capitalization and Equity Transactions

Equity Crowdfunding

The Company issued and sold 748,052 shares of Class A common stock for a total amount raised of $1,020,972 from 686 total retail investors via an equity crowdfunding campaign (Regulation CF) conducted by StartEngine from January 25, 2022, to April 25, 2022.

No equity financing occurred in 2024 or 2025.

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Shares class A and class B with par value of $0.00001. As of December 31, 2025, and December 31, 2024, 896,978 shares of Class A and 3,930,100 shares of Class B have been issued and are outstanding.

Preferred Stock

Stock-based compensation expense recognized under ASC 718 for the years ended December 31, 2025, and December 31, 2024 was approximately $35,000 and $40,183, respectively. See Note 7 for the stock option activity rollforward and Black-Scholes valuation assumptions.

7.   Share-Based Compensation

As of December 31, 2025, the Company's debt obligations consist of $137,588 of Simple Agreements for Future Equity (SAFEs) classified as mandatorily redeemable financial instruments under ASC 480. See Note 8 for a complete description of the SAFEs and related internal accounting treatment. During 2025, the Company also entered into and subsequently repaid a short-term Shopify Capital loan, generating $1,936 of interest expense in 2025 ($0 in 2024).

Stock Options

The Company has an outstanding cash loan of $813 due from the company's CEO, Nathaniel Clark, as of December 31, 2025 ($1,316 as of December 31, 2024). There were no other related party transactions during the years presented.

Black-Scholes Assumption	2024–2025 grants
Expected term (simplified method, years)	6.25 – 10.00
Risk-free interest rate (range)	3.85% – 4.48%
Expected volatility (peer-group methodology)	75%
Annual dividend yield	0%
Grant-date fair value (weighted average)	$0.94 – $1.04 per share

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

Per-grant Black-Scholes fair values: (i) 180,000 options granted August 28, 2024 (strike $1.50, fair market value $1.50) at $1.04 per share, forfeited January 31, 2025 before cliff vesting; (ii) 36,000 options granted August 28, 2024 (strike $1.50, fair market value $1.50) at $1.04 per share; and (iii) 160,000 options granted May 20, 2025 to a consultant (strike $1.34, fair market value $1.34) at $0.94 per share. Aggregate share-based compensation expense is recognized on a straight-line basis over the relevant service periods.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public Company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company has evaluated subsequent events for the period from December 31, 2025 through April 22, 2026, the date the financial statements were available to be issued.

There have been no events or transactions during this period which would have a material effect on these financial statements.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Remaining Contractual Term (years)
Outstanding at December 31, 2023	316,000	$ 0.53	7.96
Exercisable at December 31, 2023	316,000	$ 0.53	7.96
Granted (2024)	216,000	$ 1.50	
Exercised (2024)	-	$ -	
Forfeited (2024)	(36,000)	$ 1.50	
Expired/Cancelled (2024)	-	$ -	
Outstanding at December 31, 2024	496,000	$ 0.96	8.25
Exercisable at December 31, 2024	220,000	$ 0.74	6.50
Granted (2025)	160,000	$ 1.34	
Exercised (2025)	-	$ -	
Forfeited (2025)	(210,000)	$ 1.50	
Expired/Cancelled (2025)	(30,000)	$ 1.50	
Outstanding at December 31, 2025	416,000	$ 0.70	8.10
Exercisable at December 31, 2025	222,000	$ 0.62	6.80
Exercisable Options at December 31, 2023	316,000	$ 0.53	6.96

Stock option expenses for the years ended December 31, 2025, and December 31, 2024 were approximately $35,000 and $40,183, respectively.

8.   Debt

As of December 31, 2025, the Company had two categories of obligations that meet the definition of debt or mandatorily redeemable financial instruments under US GAAP:

Simple Agreements for Future Equity (SAFEs). In October 2017, the Company executed three YC-form post-money SAFE agreements with early-stage supporters (Matthew Clark, Chak Huan Mok, and Carl Boyce) for an aggregate stated purchase amount of $96,500. The SAFEs bear no interest and have no stated maturity date; they convert into shares of the Company's capital stock only upon a future qualified equity financing, liquidity event, or dissolution event, subject to a $3,000,000 valuation cap and a 66.7% discount rate. In accordance with ASC 480-10-15-8, the

Company's independent accountants in the preceding year classified these SAFEs as mandatorily redeemable financial instruments and carried them at fair value. The Company has continued this classification and carries the SAFEs at $137,588 at December 31, 2025 and December 31, 2024. One of the three SAFE holders (Matthew Clark) are related parties; see Note 9.

Internal accounting note: The three SAFEs described above were issued in consideration of services rendered by the three recipients in Konnected's earliest stage, in lieu of cash compensation. No cash was wired by the SAFE holders to the Company at execution, and the SAFEs do not appear on the Company's internal Xero general ledger. The $137,588 carrying amount was established by independent review for the 2024 financial statements and has been carried forward for consistency with the prior year SEC filing.

Shopify Capital Loan. On March 5, 2025, the Company entered into a Shopify Capital loan agreement (funded by WebBank, Shopify Capital's partner bank) for $44,000 of loan proceeds and a total repayment obligation of $45,936, representing $1,936 in cost of funds. Repayment was structured as 10% of daily Shopify Account Credits over a maximum term of 18 months. The loan was fully repaid during 2025 through daily sales remittances, and no balance remained outstanding at December 31, 2025. The $1,936 cost of funds is reported as Interest Expense on the Income Statement.

The Company has no other long-term debt outstanding at December 31, 2025.

9.   Related Party

The Company has an outstanding cash loan of $813 due from the Company's CEO, Nathaniel J. Clark, as of December 31, 2025 ($1,316 as of December 31, 2024), reported on the Balance Sheet as Due from related parties. In addition, one of the three SAFE holders described in Note 8 (Matthew Clark) is a related party to the Company — Matthew Clark is a family relation of the CEO.

See Note 8 for the SAFE terms and carrying amount.

10. Commitments and Contingencies

Operating Leases

On August 1, 2023, the Company's prior lease for Suite 206, 1320 N Semoran Blvd., Orlando, Florida was executed as a 30-month operating lease. On June 19, 2025, the Company and the landlord executed a Termination Agreement effective June 30, 2025 at 11:59 PM, with no termination fee. On July 1, 2025, the Company commenced a new 36-month operating lease for Suite 100, 1300 N Semoran Blvd., at base rent of $2,047.03 per month (subject to 3% annual escalations) plus $150 per month for 24/7 HVAC access. The $2,250 security deposit from the prior lease was retained by the landlord and applied to the new lease, resulting in no cash movement. The Company applied ASC 842 modification accounting at lease inception, recognizing a right-of-use asset and lease liability of approximately $76,400 using a 4.00% risk-free rate as the incremental borrowing rate proxy.

Year	Obligation
2026	$ 26,364

2027	$ 26,821
2028	$ 13,930
Total undiscounted lease payments	**$ 67,115**
Less: imputed interest	$ (7,115)
Present value of lease liabilities	**$ 60,000**

Actual rent expense was $26,249 and $28,469 for the fiscal years ended December 31, 2025, and December 31, 2024, respectively.

Contingencies

The Company's operations are subject to various local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   Subsequent Events

The Company has evaluated subsequent events for the period from December 31, 2025, through April 22, 2026, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

12.   Reconciliation Notes: Reported Financial Statements vs. Internal Accounting Records

Konnected Inc. maintains its day-to-day accounting records in Xero using a simplified presentation that reflects cash transactions and owner's equity in a format practical for a small, privately-held company. The financial statements in this Form C-AR are prepared on a US GAAP accrual basis, incorporating the classifications and measurements adopted from the Setapart Financial Services CPA review of the 2024 annual financial statements. Four adjusting journal entries (AJEs) reconcile the Xero internal books to the reported Form C-AR presentation. These AJEs are applied directly to the primary financial statements and are not posted as individual journal entries in the Xero general ledger. The Xero general ledger continues to represent the Company's internal accounting records.

AJE #1 — Stock-Based Compensation Expense (ASC 718)

	Xero (Internal)	Adjustment	Form C-AR (Reported)
Wages & Salaries expense	$246,539	+$35,000	$281,539

Additional Paid-In Capital	—	+$35,000 (CR)	Included in APIC
Net Income	~$36,500	−$35,000	$1,500

Xero contains no stock-based compensation (SBC) expense line. Under ASC 718, the Black-Scholes fair value of equity awards vesting during 2025 — specifically 36,000 options for Andrew Wulff (ES-20) and 160,000 options for consultant Ryan Powell (ES-21) — totals $35,000. This amount is recorded as an expense to Wages and Salaries in the Form C-AR income statement, with an offsetting credit to Additional Paid-In Capital. The 2024 comparative column reflects a corresponding AJE of $40,183. This AJE is the single largest driver of the difference between Xero-implied net income (~$36,500) and reported net income ($1,500).

AJE #2 — ASC 842 Operating Lease (Right-of-Use Asset & Lease Liability)

Balance Sheet Item	Xero (Internal)	Adjustment	Form C-AR (Reported)
Right-of-use asset	$0	+$56,750	$56,750
Operating lease liability — current	$0	+$25,000	$25,000
Operating lease liability — non-current	$0	+$35,000	$35,000
Rent expense (G&A)	$26,249	No change	$26,249

Xero records rent as a simple cash expense with no balance sheet recognition of the lease asset or obligation. Under ASC 842, operating leases with terms greater than 12 months must be capitalized. As of December 31, 2025, the Company's operating lease is the 36-month Suite 100 lease at 1300 N Semoran Blvd., Orlando, FL (commenced July 1, 2025). The right-of-use asset represents the present value of remaining lease payments recognized as a non-cash asset; the offsetting lease liability is split between current ($25,000) and non-current ($35,000). The income statement effect is identical under both presentations — straight-line rent expense of $26,249 — so this AJE has no impact on net income. The $3,750 difference between the ROU asset ($56,750) and total lease liability ($60,000) reflects the timing differential between straight-line asset amortization and effective-interest liability reduction that develops over the lease term.

AJE #3 — ASC 480 SAFE Reclassification (Equity → Liability)

Balance Sheet Item	Xero (Internal)	Adjustment	Form C-AR (Reported)
SAFE liability (non-current)	$0	+$137,588	$137,588
Additional Paid-In Capital / Equity	Embedded in owner's equity	−$137,588	Reclassified to liability

Net Income	No effect	—	No effect

In October 2017, the Company executed three Simple Agreements for Future Equity (SAFEs) with early-stage supporters in consideration of services rendered. Xero holds the SAFEs embedded within owner's equity accounts, consistent with the Company's original treatment. Under ASC 480, as applied by Setapart Financial Services in the 2024 CPA review, SAFEs that are mandatorily redeemable upon a dissolution event must be classified as non-current liabilities at fair value. Setapart measured the fair value of the three SAFEs at $137,588 (compared to their $96,500 aggregate face value) and reclassified that amount from equity to a separate non-current liability. This reclassification reduces reported stockholders' equity by $137,588 relative to the Xero view and has no impact on net income. The Company carries this classification forward consistently in the 2025 Form C-AR. See Note 8.

AJE #4 — Shopify Capital Cost of Funds (Presentation Reclassification)

Income Statement Item	Xero (Internal)	Adjustment	Form C-AR (Reported)
Interest expense — Shopify Capital	$1,936 (acct 5110)	Label reclassification only	$1,936 (separate line)
Net Income	No change	—	No change

Xero records the $1,936 cost of funds on the Shopify Capital loan in account 5110 (Interest Expense). This AJE ensures the amount is presented as a separate "Interest expense" line on the face of the Form C-AR income statement, consistent with ASC 835 interest presentation, rather than aggregated within General and Administrative expenses. There is no net dollar impact on total expenses or net income — this is a presentation-only reclassification.

Net Impact Summary

The following tables summarize the aggregate effect of all four AJEs on the balance sheet and income statement:

Balance Sheet	Xero (Internal)	Form C-AR (Reported)	Difference
Right-of-use asset	—	$56,750	+$56,750
SAFE liability (non-current)	—	$137,588	+$137,588 (new liability)
Operating lease liability (total)	—	$60,000	+$60,000 (new liability)
Additional Paid-In Capital (net)	~$1,235,489	$1,097,937	−$137,552 (SAFEs reclassified out)

Accumulated Deficit	~$(785,287)	$(820,287)	−$35,000 (SBC expensed)
Total Stockholders' Equity	~$450,450	$277,698	−$172,752

Income Statement	Xero (Internal)	Form C-AR (Reported)	Difference
Wages & Salaries	~$246,539	$281,539	+$35,000 (SBC)
Interest expense	$1,936	$1,936	— (presentation only)
Net Income	~$36,500	$1,500	−$35,000 (SBC)

The Xero general ledger is the source of record for all day-to-day transactions. The four AJEs above are applied at the financial-statement preparation level each year and are not individually posted back to Xero. Future preparers should apply the same AJEs annually — updating SBC amounts for current-year option vesting, updating ROU/lease-liability balances for lease amortization and any new or modified leases, carrying the SAFE liability forward at the Setapart-adopted fair value ($137,588) until a conversion or dissolution event occurs, and confirming the interest expense presentation for any active financing arrangements.